Exhibit 99.3

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Makes Steady Progress in Q1 2022
Towards Commissioning its Cobalt Refinery

Toronto, Ontario – (May 26, 2022) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today provided an update on its plans to develop a low carbon, fully-integrated battery materials park for the North American electric vehicle industry and announced the filing of its financial results for the first quarter ended March 31, 2022.

“Despite supply chain disruptions and inflationary price pressures caused by the lingering effects of the global pandemic and recent geopolitical developments Electra made considerable progress in Q1, advancing the construction of our expanded cobalt refinery,” said Trent Mell, CEO of Electra Battery Materials Corporation. “Most notably, we received our Industrial Sewage Works permit, started construction of the solvent extraction plant, and received approval of our Closure Plan. Completion of these milestones paves the way for the commissioning of our refinery expansion in Q4 2022, consistent with our expected timelines.”

Mr. Mell added, “We have sustained this momentum into Q2 with our successful listing on NASDAQ, strengthening of our senior leadership team, and signing an offtake agreement for nickel and cobalt produced at our battery recycling plant starting in 2023. We anticipate building on this progress through 2022 and beyond as construction of the refinery is completed and we begin production.”

Electra has successfully kept the project on schedule to commence dry commissioning in December, despite global supply chain disruptions. Cost pressures have emerged from systemic inflation, constrained global supply chains and the sanctions on trade with Russia, increasing the average cost of project inputs, such as steel, copper, nickel and freight rates, all of which have put the original budget at risk. Labour and contractor rates are also higher with recent 8 to 9% wage settlements with construction trades, as well, a number of concurrent development projects in Canada have created a very competitive market for experienced trades. Based on trends in the market, management believes that the US$67 million capital budget could be exceeded by approximately 5 to 10%. The Company’s early decision to create an experienced owner’s team has helped mitigate some of these impacts and management believes the Company is well positioned to navigate a more complex landscape.

Q1 2022 HIGHLIGHTS

•	Held cash of $51.9 million as at March 31, 2022, a total that does not include the remaining $6.5 million of government investments expected to be received.

•	Total incurred costs for the refinery construction project at quarter end were $25 million.

•	Net income for the period was $2.3 million or $0.08 per basic share.

•	Received Industrial Sewage Works Permit and approval for the Refinery Closure Plan.

•	Commenced construction of foundation works for a new solvent extraction plant expected to be commissioned in December 2022.

•	Drill results to the west of the Iron Creek cobalt-copper project successfully extended mineralization by 130 metres along strike and by 110 metres at depth. Drill results subsequent to quarter end successfully extended mineralization by an additional 180 metres to the east of the deposit as well as down dip from the eastern edge of the resource zone.

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•	Announced the launch of a battery materials park study in partnership with the Government of Canada, the Government of Ontario, Glencore Plc and Talon Metals. The group is collaborating on engineering, permitting, socio-economic and cost studies associated with the construction of a nickel sulfate plant as well as co-location by a global battery precursor cathode active materials (PCAM) manufacturer adjacent to Electra’s cobalt refinery and recycling plant.

•	Signed a battery recycling and cobalt sulphate supply agreement with Japanese conglomerate Marubeni Corporation.

•	Launched a new at-the-market equity program for the issuance of up to $20 million in common shares from treasury. As at May 26, 2022 the Company has issued a total of 448,517 common shares at an average price of $5.65 per share for gross proceeds of $2.5 million.

Highlights Subsequent to Quarter End

•	Signed a two-year offtake agreement for nickel and cobalt produced from recycled battery material. Electra expects to commission its recycling plant in 2023. A demonstration plant is expected to begin operation in 2022 at a cost of $3 million using existing equipment.

•	Commenced trading on Nasdaq Capital Market effective April 27, 2022 under the ticker symbol “ELBM” and consolidated its outstanding common shares on the basis of one post-consolidated share for every 18 pre-consolidated shares.

•	Strengthened the management team with the appointment of Renata Cardoso as Vice President Sustainability and Low Carbon, Joe Racanelli as Vice President, Investor Relations, and Zoran Jankovic, PhD, as Process Lab Superintendent at the Refinery.

•	Strengthened the Refinery Site owner’s team with the addition of tradespeople, engineers, human resources, and training personnel.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR (www.sedar.com) or the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials

Electra’s core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. Electra is specifically focused on creating the first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers. Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA.

On behalf of Electra Battery Materials Corporation

Joe Racanelli
Vice President, Investor Relations

For more information visit www.ElectraBMC.com or contact:

info@ElectraBMC.com
+1.416.900.3891

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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